Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS HIGH-GRADE MINERALIZATION DISCOVERY BENEATH CURRENT PRODUCTION LEVELS WITHIN MAJOR VEIN STRUCTURES AT HZG, HPG AND LMW MINES, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – September 5, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM / NYSE AMERICAN: SVM) is pleased to report results of the first half of its 2017 exploration programs at the HZG, HPG and LMW mines, Ying Mining District, Henan Province, China.

In the first half of 2017, the Company completed a total of 21,675 meters (“m”) of underground diamond drilling and 7,989m of exploration tunneling at HZG, HPG and LMW mines. Exploration tunneling exposed significant high-grade mineralized zones beneath the current production levels within major production veins, especially HZ20 at the HZG mine and H17 at the HPG mine. Underground drilling continuously extended the major mineralized vein structures along strike and downdip at the three mines.

Highlights of selected mineralized zones exposed in exploration drift tunnels:

  Drift Tunnel PD820-HZ20-600-133-SYM exposed mineralization of 66m long and 1.21m wide (true width) grading 1,389 grams per tonne (“g/t”) silver (“Ag”), 0.40% lead (“Pb”), 0.67% zinc (“Zn”) and 2.78% copper (“Cu”) within vein structure HZ20 on the 600m level at HZG mine;

  Drift Tunnel PD3-H17-251-10NYM exposed mineralization of 61m long and 1.53m wide (true width) grading 66g/t Ag, 5.41% Pb, 2.59% Zn and 1.13g/t gold (“Au”) within vein H17 on the 251m level at HPG mine; and

  Drift Tunnel XPDN-LM19W1-700-3NYM exposed mineralization of 80m long and 1.01m wide (true width) grading 514g/t Ag, 3.22% Pb and 0.86% Zn within vein structure LM19W1 on the 700m level at LMW mine.

Highlights of selected intersections of drill holes:

  Hole ZK11905 at HZG mine intersected an 1.60m interval from 185.73m to 187.33m, 0.91m true width, of vein HZ20 grading 999g/t Ag, 1.84% Pb, 0.38% Zn and 1.12% Cu at the 761m elevation;

  Hole ZKX116F03 at LMW mine intersected a 0.95m interval from 60.92m to 61.87m, 0.82m true width, of vein LM33 grading 1,174g/t Ag, 8.34% Pb and 0.78% Zn at the 583m elevation; and

  Hole ZKX107N01 at LMW mine intersected a 3.13m interval from 464.55m to 467.68m, 2.17m true width, of vein LM14 grading 279g/t Ag, 1.55% Pb and 0.06% Zn at the 519m elevation.

Diamond drill holes are designed to define and upgrade inferred mineral resource blocks and test for new mineral resources. Underground drilling is mainly conducted from current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previous less-explored areas.

The first half of 2017 drilling programs at HZG, HPG and LMW mines are briefly summarized in the following table:

Major Target Veins	Meters Drilled	Holes Completed	Samples Collected	Holes with Assay Received*	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
LMW Mine
LM12, LM13, LM14, LM19, LM19W1, LM19W2, LM30W	9,622	28	515	35	35	19
HPG Mine
H12,H21, H29	7,310	23	245	23	23	12
HZG Mine
HZ10, HZ11, HZ20, HZ22	4,743	15	255	18	18	7
*	Including holes drilled in late 2016.

The 2017 exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures.

The first half of 2017 tunneling programs at HZG, HPG and LMW mines are briefly summarized in the following table:

Major Target Veins	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization Exposed by Drift Tunneling
				Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
HPG Mine
H5, H12E, H13, H15, H17	2,254	702	1,207	347	1.22	70	4.63	2.46	0.94
HZG Mine									Cu (%)
HZ20, HZ22, HZ22W, HZ23, HZ26, HZ27	1,956	686	995	473	0.73	681	1.47	0.36	1.12
LMW Mine
LM7, LM8_4, LM12_1, LM14, LM14_2, LM16, LM17, LM19W1, LM19W2, LM31, T24, T27E	3,779	1,059	2,232	415	0.70	296	4.61	0.32

Tables 1 and 2 below list assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the first half of 2017 exploration programs.

Table 1: Selected drilling results from the 2017 drilling programs at HZG, HPG and LMW mines

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)		Vein	Remarks
HZG Mine									Cu (%)
ZK14902	56.83	57.24	595	0.41	0.16	95	3.07	0.32	0.11	HZ22E	Test*
ZK11905	181.46	181.98	762	0.53	0.30	144	0.26	0.13	0.16	HZ20Branch	Test
	185.73	187.33	761	1.60	0.91	999	1.84	0.38	1.12	HZ20	Test
ZK15108	280.84	282.08	370	1.24	0.67	372	0.44	0.13	0.16	HZ20	Test
	283.80	284.24	367	0.44	0.23	127	0.13	0.47	0.58	HZ20W-Branch	Test
ZK11702	258.85	259.15	739	0.31	0.23	437	0.30	0.12	0.66	HZ20	Test
ZK11507	252.83	254.39	767	1.56	1.35	223	1.20	0.22	0.50	HZ20	Test
ZK4309	254.19	254.86	505	0.67	0.64	72	1.07	0.53	0.54	HZ22E	Test
	354.55	356.44	450	1.89	1.63	279	0.10	0.06	0.09	HZ26	Test
HPG Mine									Au (g/t)
ZK3106	178.33	179.09	516	0.76	0.46	20	8.43	2.45	0.05	H12W	Test
ZK2909	3.25	7.88	626	4.63	1.40	24	0.20	0.01	1.63	H12E	Infill**
	10.31	10.71	621	0.40	0.22	40	2.95	0.16	1.19	H12E_Branch	Test
ZK1213	163.12	163.74	602	0.62	0.30	6	1.30	0.03	1.54	H18_1	Test
ZK2709	122.72	123.12	528	0.40	0.24	51	6.05	0.09	0.03	H12E2	Test
ZK3615	201.15	202.24	501	1.09	0.82	4	0.05	0.01	2.13	H21	Stepout***
ZK3107	3.08	4.99	626	1.91	0.67	6	0.06	0.01	2.04	H12E	Infill
ZK3107	224.15	228.30	445	4.15	2.20	22	4.30	0.28	0.05	H12	Stepout
ZK4101	105.00	105.48	588	0.48	0.40	24	1.54	1.30	0.28	H12E1	Test
	231.22	231.56	537	0.34	0.31	52	1.75	0.92	0.99	H12E	Test
ZK4102	271.37	272.15	456	0.78	0.64	45	1.95	1.22	0.53	H12E	Test
ZK2530	303.72	305.13	444	1.41	0.94	17	0.14	0.12	1.92	H29	Test
ZK3901	102.88	103.60	579	0.72	0.47	17	0.44	0.29	1.72	H12E1	Test
	251.28	251.76	511	0.48	0.36	139	8.31	0.72	0.13	H12E	Test
ZK3903	83.24	83.85	562	0.61	0.29	27	4.07	1.92	0.16	H12	Test
LMW Mine
ZKX130W01	150.80	151.49	863	0.69	0.69	186	0.26	0.43		LM8_5	Test
ZKX107N01	464.55	467.68	519	3.13	2.17	279	1.55	0.06		LM14	Stepout
ZKX109N01	499.27	499.72	472	0.45	0.24	69	3.85	0.66		LM14	Stepout
ZKX103N04	390.39	392.54	407	2.15	1.27	106	1.08	0.11		LM14	Test
ZKX100N01	245.07	246.70	512	1.63	0.93	195	0.34	0.05		LM14	Test
ZKX02Q00	244.05	248.27	823	4.22	3.67	146	3.93	0.14		LM17	Test
ZKX13063	140.42	143.14	784	2.72	1.88	290	0.33	0.15		LM19	Test
ZKX12261	183.45	183.71	803	0.26	0.18	96	2.17	0.18		LM19	Test
ZKX107N01	117.73	119.58	726	1.85	1.18	225	0.31	0.09		LM19W3	Test
ZKX11651	100.51	101.27	537	0.76	0.68	99	12.02	0.05		LM32E	Test
ZKX116F03	60.92	61.87	583	0.95	0.82	1,174	8.34	0.78		LM33	Test
ZKX120F01	77.14	77.95	562	0.81	0.58	645	2.58	0.56		LM33	Test
*	Test: intersections in open areas without known mineralization for new resource delineation
**	Infill: intersections within known resource blocks for resource upgrade
***	Stepout: intersections adjacent to existing resource blocks for resource expansion

Table 2: Selected mineralized zones exposed by drift tunneling at HZG, HPG and LMW mines

Tunnel ID	Vein	Level (m)	Length (m)	True Width (m)	Ag g/t)	Pb %	Zn %
HZG Mine								Cu (%)
PD820-HZ20-650-123-NYM	HZ20	650	30	0.45	1,865	0.51	0.54	3.32
PD820-HZ20-600-133-SYM	HZ20	600	66	1.21	1,389	0.40	0.67	2.78
PD820-HZ20-600-133-NYM	HZ20	600	48	0.70	553	0.27	0.42	1.75
PD820-HZ20-550-133-SNYM	HZ20	550	20	0.67	320	0.22	0.78	1.32
PD820-HZ22-770-N1-SNYM	HZ22	770	25	0.81	873	0.60	0.23	0.62
PD810-HZ22-700-49-NYM	HZ22	700	60	0.59	172	1.62	0.22	0.33
PD810-HZ22W-700-47A-SYM	HZ22W	700	20	0.33	95	6.28	0.11	0.12
PD820-HZ23-650-47A-SYM	HZ23	650	95	0.91	474	2.86	0.14	0.21
PD810-HZ27-700-47A-NYM	HZ27	700	30	0.50	390	1.40	0.24	0.20
HPG Mine								Au (g/t)
PD2-H17-580-4NYM	H17	580	55	0.91	31	4.35	0.04	0.26
PD3-H17-310-32NYM	H17	310	24	2.27	162	10.79	3.02	1.40
PD3-H17-251-10NYM	H17	251	61	1.53	66	5.44	2.59	1.13
PD3-H17-200-12NYM	H17	200	50	0.82	63	3.42	0.33	0.58
PD3-H17-150-10NYM	H17	150	102	1.55	48	2.90	3.77	0.94
LMW Mine
XPDS-LM17-770-26SYM	LM17	770	50	0.78	115	1.97	0.18
XPDS-LM17-675-26SYM	LM17	675	25	0.74	83	1.53	0.06
XPDN-LM19W1-700-3NYM	LM19W1	700	80	1.01	514	3.22	0.86
SJ969-LM19W2-600-120NYM	LM19W2	600	35	0.47	41	4.92	0.12
SJ969-LM19W2-500-114SYM	LM19W2	500	20	1.05	369	3.71	0.29
PD969SJ-LM31-550-114SNYM	LM31	550	20	0.36	291	6.92	0.21
PD969SJ-LM31-550-114NYM	LM31	550	40	0.46	230	6.56	0.06
PD924-T27E-924-112SYM	T27E	924	45	0.84	194	4.48	0.38

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping.

Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Gordon Neal
Vice President, Corporate Development
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.